Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

March 2016

SUMMARY OF THE CODE’S PRINCIPLES1

PROTECTING THE COMPANY’S ASSETS

•	As an asset manager, we often have sensitive confidential information about Brookfield, about other companies and about our clients; preserving the integrity this information is vital to our business and reputation.

ACCURACY OF BOOKS AND RECORDS AND PUBLIC DISCLOSURES

•	We should take care that our books and records are accurate and that all of our business transactions are properly authorized.

•	As a public company, we have duties to our shareholders and must ensure that our communications and other disclosures to the market are true and accurate.

DUTIES TO STAKEHOLDERS

•	In asset management, one’s reputation is everything and we should act responsibly in dealings with our securityholders, customers, clients, suppliers, other stakeholders and competitors.

•	We have obligations to our clients and must manage their capital as though it were our own.

COMMUNICATIONS AND MEDIA

•	In this digital era in which we operate, you need to be careful in your written communications made over company information systems, such as email, as this is a permanent record

•	You must ensure that any of your online activities, including your use of online social media, are appropriate and reflect well on Brookfield.

CONFLICTS OF INTEREST AND PERSONAL BEHAVIOUR

•	As a steward of third party capital, be cognizant that we face a heightened risk that one’s personal interests may conflict with or appear to conflict with the interests of the company.

•	Brookfield is a global brand and as a representative of the company your personal behaviour must be consistent with our values.

POSITIVE WORK ENVIRONMENT

•	For everyone to do their best work on behalf of the company, we should all do our part to create a tolerant work environment where everyone feels safe and productive.

•	Our success is dependent on establishing a culture free from discrimination, harassment and other negative influences.

COMPLIANCE WITH LAWS, RULES, REGULATIONS AND POLICIES

•	We operate in many jurisdictions and are subject to different laws, rules and regulations; you need to be aware of the laws that apply to your activities so that you can comply with them; ignorance of the law is no excuse.

•	The company has corporate policies that you must be familiar with, as they govern your trading activities, business practices and other conduct while at Brookfield.

[1]	These principles are for summary purposes only. For more detailed information on each of these items consult the Code attached.

FREQUENTLY ASKED QUESTIONS

WHY DO WE HAVE A CODE?

The Code serves as a guide for how you should conduct yourself as a member of the Brookfield team. Preserving our corporate culture is vital to the organization and following the Code helps us do that.

WHO MUST FOLLOW THE CODE?

All directors, officers and employees of Brookfield Asset Management Inc., its wholly-owned subsidiaries, and certain publicly-traded controlled affiliates who have not adopted their own Code of Conduct with policies that are consistent with the provisions of this Code.

WHAT ARE YOUR RESPONSIBILITIES?

You have two responsibilities. First, you must follow every aspect of the Code and certify your commitment each year. Second, if you suspect someone may be violating the Code you have an obligation to report it. To make a report, follow the section of the Code: “Reports and Complaints”.

HOW WILL I KNOW IF THERE IS A PROBLEM?

The Code attempts to deal with the most common issues that you may encounter, but it cannot address every question that may arise. When you’re not sure what to do, ask yourself the following questions:

•	Is it illegal?

•	Does it feel like the wrong thing to do?

•	Would you feel uncomfortable if others knew about it?

•	Will it have the potential to create a negative perception of you or the company?

•	Do you have a personal interest that has the potential to conflict with the company’s interest?

If you answer “yes” to any of these questions your proposed conduct may violate the Code and you should ask for help.

HOW SHOULD I ASK FOR HELP?

If you have questions about the Code or about the best course of action to take in a particular situation, you should seek guidance from your supervisor or internal legal counsel.

WHAT IF I WOULD LIKE TO MAKE AN ANONYMOUS REPORT?

You may make an anonymous report by contacting the company’s reporting hotline, which is operated by an independent third party and is available 24 hours a day, 7 days a week. If you choose to make an anonymous report, your anonymity will be protected to the fullest extent possible. Keep in mind, however, that maintaining your anonymity may limit the company’s ability to investigate your concerns.

WHAT ARE THE CONSEQUENCES FOR VIOLATING THE CODE?

Violations of the Code can vary in its consequences. If you’re an employee, it could result in a reprimand or other disciplinary action, including the termination of your employment at the company for cause. If you’re a director, a violation may necessitate your resignation. Certain violations of the Code also contravene applicable laws and therefore can have severe consequences outside of Brookfield. Depending on your actions, failing to comply with the Code could lead to civil or criminal prosecution, which could result in substantial fines, penalties and/or imprisonment.

INTRODUCTION

This Code of Business Conduct and Ethics (“the Code”) applies to all directors, officers and employees (collectively, “you”) of Brookfield Asset Management Inc. and its wholly-owned subsidiaries, (“Brookfield Asset Management”) and certain publicly-traded controlled affiliates (Brookfield Business Partners LP, Brookfield Infrastructure Partners LP, Brookfield Property Partners LP and Brookfield Renewable Energy Partners LP) (“Controlled Affiliates”, and collectively with Brookfield Asset Management, “we,” “us,” “our,” “Brookfield” or the “company”), unless such Controlled Affiliates have adopted their own Code of Conduct with policies that are consistent with the provisions of this Code2.

PROTECTING THE COMPANY’S ASSETS AND RESOURCES

The company’s assets are to be used only for legitimate business purposes only.

The company’s assets are meant for business use, not for personal use. We all have a responsibility to protect and safeguard the company’s assets from loss, damage, theft, misuse and waste. If you become aware of loss, damage, theft, misuse or waste of our assets, or have any questions about your proper use of them, you should speak with your supervisor. The company’s name (including its corporate letterhead and logo), facilities and relationships are valuable assets and must only be used for authorized company business and never for personal activities.

If you use the company’s assets for personal benefit, or otherwise are careless or wasteful with the company’s assets, you may be in breach of your duty to the company. You have a responsibility not to abuse company resources for expense reimbursement. Any requests for reimbursement for authorized company expenses must be for legitimate business expenses. If you are unsure whether a certain expense is legitimate, you should speak with your supervisor or refer to the company’s Travel and Entertainment Expense Policy.

Confidential information must be protected at all times.

We must protect confidential information in our possession from disclosure – both information about us and information about other companies and our clients. This includes all confidential memos, notes, lists, records and other documents in your possession, in hard and soft copy. All of these are to be delivered to the company promptly after your employment ceases or at any time upon the company’s request, and your obligation to protect this information continues after you leave the company. You must protect hard and soft copies of confidential information that are removed from the office (e.g. to be worked with at home or at external meetings).

It is important to use discretion when discussing company business. This includes not discussing company business internally, except with those individuals at the company that have a “need to know” the information. Additionally, be careful not to discuss company business in public places such as elevators, restaurants, and public transportation, or when using your phone or email outside of the office. You should also be careful not to leave confidential information in unattended conference rooms or in public places where others can access it. While at Brookfield, if you become aware of confidential information about the company or another entity that you know or suspect has been inadvertently disclosed, seek guidance from internal legal counsel before using or acting upon this information.

[2]	Where a Controlled Affiliate has adopted its own Code of Conduct, the Controlled Affiliate’s directors, officers and employees may follow those policies, and the terms of this Code are not applicable.

Intellectual property belongs to the company.

During the course of your employment, you may be involved in the creation, development or invention of intellectual property such as concepts, methods, processes, inventions, confidential information and trade secrets, works of authorship, trademarks, service marks and designs. All such intellectual property and the rights therein, such as copyrights and patents, will be owned by the company. You are responsible for cooperating with the company and providing all necessary assistance to ensure that all intellectual property and related rights become the exclusive property of the company.

The documents of the company must be preserved.

It is critical that you help preserve our business records, follow the guidelines set forth in any document retention policies and comply with related legal and regulatory requirements. If you are notified that your documents are relevant to an anticipated or pending litigation, investigation or audit, you must follow the guidance set forth in the notification you receive from legal counsel.

ACCURACY OF BOOKS AND RECORDS AND PUBLIC DISCLOSURES

Ensure that the books and records of the company are complete and accurate and that all business transactions are properly authorized.

The books and records of the company must reflect all its transactions in order to permit the preparation of accurate financial statements. Employees must never conceal information from (i) an external auditor; (ii) internal auditor; or (iii) an audit committee of the company. In addition, it is unlawful for any person to fraudulently influence, coerce, manipulate or mislead an external auditor of the company.

The company’s contracts and agreements govern our business relationships. Because the laws governing contracts and agreements are numerous and complicated we have put in place policies and procedures to ensure that any contract entered into by the company has the appropriate level of approval. As a result, employees who enter into contracts or agreements on behalf of the company must have proper authorization and, prior to their execution, these documents must be reviewed by legal counsel where required by policy or practice.

Ensure that the company provides true, plain and full public disclosure.

All employees who are responsible for the preparation of the company’s public disclosures, or who provide information as part of this process, must ensure that public disclosures of information are made honestly and accurately. Employees must be aware of and report any of the following: (a) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (b) deficiencies in, or noncompliance with, internal accounting controls; (c) misrepresentations or false statements in any public disclosure document, such as annual and quarterly reports, prospectuses, information/proxy circulars and press releases; or (d) deviations from full and fair reporting of the company’s financial condition.

Additionally, each person who is in a financial reporting oversight role, and their immediate family members, are prohibited from obtaining any tax or other services from the external auditor, irrespective of whether the company or such person pays for the services.

DUTIES TO STAKEHOLDERS

Deal fairly with the company’s stakeholders.

You must deal fairly with the company’s securityholders, customers, clients, suppliers, other stakeholders and competitors. To preserve our reputation, do not engage in any illegal or unethical conduct when dealing with stakeholders or competitors.

Manage client capital as though it were your own.

As a global asset manager, the company has fiduciary responsibilities in managing the assets of its public and private clients. You must be careful to avoid even the appearance of impropriety when dealing with asset management clients or in performing any related activities. In this regard, you must avoid engaging in any activity that could result in an actual, potential or perceived conflict of interest, and avoid any action that may be perceived as a breach of trust.

A “conflict of interest” for this purpose occurs when the company’s interest interferes, or even appears to interfere, with the interests of third party investors in their capacity as clients of the company.

COMMUNICATIONS AND MEDIA

Use the company’s various forms of communication properly and appropriately.

All business matters that involve electronic, written communication must be conducted by employees on the company’s email system or through other systems provided by the company (such as Lync). You must at all times use our e-mail, Internet, telephones and other forms of communication appropriately and professionally. While we appreciate the need for limited use of these tools for personal purposes, your use should not be excessive or detract from your work. Employees should not email business information to their personal email accounts or maintain a copy of business information on their personal computers or other non-work electronic devices. When using company-provided technologies such as computers, cell phones and voicemail, you should not expect that the information you send or receive is private. Your activity may be monitored to ensure these resources are used appropriately.

Be cautious in your use of social media.

The company’s social media policy is that, unless you are expressly authorized, you are strictly prohibited from commenting, posting or discussing the company, its customers and clients, and its securities, investments and other business matters on social networks, chat rooms, wikis, virtual worlds and blogs (collectively, “social media”). For further details on the appropriate use of social media, you should refer to the company’s Internet & Social Media Policy.

Do not speak on behalf of the company unless authorized to do so.

As a public company it is important to ensure our communications to the investing public are: (a) timely; (b) full, true and plain; and (c) consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements. You may not make public statements on Brookfield Asset Management’s behalf unless you have been designated as a “Spokesperson” under its Disclosure Policy. Each Controlled Affiliate has its own policy regarding public disclosures, and if you are a director, officer or employee at one these entities (or are acting on their behalf) you should comply with such policy.

If a shareholder, financial analyst, member of the media or other third party contacts you to request information, even if the request is informal, do not respond to it unless you are authorized to do so. In this event, refer the request to your supervisor or forward the request to an individual at the company employed in investor relations or communications. For further information, you should refer to the Disclosure Policy of Brookfield Asset Management or a Controlled Affiliate, as applicable.

Additionally, either during or following your employment or directorship at Brookfield you may be contacted by governmental authorities (e.g. law enforcement, securities regulators, etc.) who are seeking information from you regarding matters relating to Brookfield. Whether you are able to respond to these questions or not, we strongly recommend that, for your own protection, you do not speak with authorities without first seeking legal advice on your rights and obligations. In this situation, contact the company’s internal legal counsel who can help you retain counsel that can assist you.

CONFLICTS OF INTEREST AND PERSONAL BEHAVIOUR

Avoid situations in which your personal interests conflict with the interests of the company or others as clients of the company.

A “conflict of interest” for this purpose occurs when a person’s private interest interferes, or even appears to interfere, with the interests of the company. You may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to the company properly, or that may create a situation that could affect your judgment or ability to act in the best interests of the company. Accordingly, you should place the company’s interest in any business matter ahead of any personal interest. Remember that the company’s interest includes the company’s obligations to its clients.

The best way to judge whether you may have a conflict of interest is to ask yourself whether a well-informed person would reasonably conclude that your interest could in any way influence your decision or performance in carrying out a duty on behalf of the company. To avoid conflicts of interest, identify potential conflicts when they arise and contact internal legal counsel if you are unsure whether a conflict exists. Directors should consult with the Chair of their Board of Directors on conflicts matters.

Exhibit personal behavior that reinforces a positive image of you and the company.

Your personal behavior, both inside and outside work, should reinforce a positive image of you, the company and its clients. It is essential to use good judgment in all your personal and business dealings. You should refrain from engaging in activities that could hurt the company’s reputation, or yours, and that could undermine the relationship of trust between you and the company. Employees who have acted inappropriately may be subject to disciplinary action up to and including termination for cause.

Remember your duties to Brookfield when participating in outside interests.

The company encourages directors and employees to be active participants in their community. While pursuing personal, political, not-for-profit activities or other like activities, be mindful that your participation in any outside interest must not prevent you from adequately discharging your duties to Brookfield. In addition, ensure that when you are involved in these activities you are not seen to be speaking or acting on behalf of the company.

Obtain permission before joining the board of directors or similar body of another entity.

Before accepting an appointment to the board or a committee of any non-Brookfield entity, employees must receive approval from the head of their business unit and the company’s internal legal counsel. Directors of the company must advise the Chair of their Board of Directors. Prior approval is not required to serve on boards of charities or nonprofit organizations or small, private family holding companies that have no relation to the company.

For greater clarity, approval is not needed to serve on the board of a family holding company which is an extension of one’s personal business affairs; however, it is needed to serve on the board of a private operating business with significant operations. When in doubt as to whether you need to obtain permission, ask the company’s internal legal counsel.

Do not take corporate opportunities as your own personal opportunities.

You are prohibited from taking personal advantage of a business or investment opportunity that you become aware of through your work at Brookfield. You owe a duty to the company to advance its interests when the opportunity arises and you must not compete with the company in any way.

POSITIVE WORK ENVIRONMENT

Be committed to creating a tolerant work environment free from discrimination3 and harassment4.

The company does not tolerate workplace discrimination and harassment. All directors, officers and employees must ensure that the company is a safe and respectful environment where high value is placed on equity, fairness and dignity.

You have a duty to report discrimination and harassment.

If you experience or become aware of discrimination or harassment, you have a duty to report it. An employee should report discrimination in accordance with the “Reports and Complaints” section of the Code. Complaints of discrimination or harassment will be taken seriously and investigated. Any employee found to be harassing or discriminating against another individual, or any employee who knowingly condones the discrimination or harassment of another individual, will be subject to disciplinary action up to and including termination for cause.

The company reserves the right to discipline employees who knowingly make a false accusation about an innocent party; however, you will not face retaliation for making a good faith report, or assisting in the investigation of a complaint.

[3]	“Discrimination” is the denial of opportunity through differential treatment of an individual or group. It does not matter whether the discrimination is intentional; it is the effect of the behaviour that matters. Discrimination on the basis of age, colour, race, religion, gender, marital status, ancestry, sexual orientation, national origin, disability or any other characteristic protected by law is prohibited.
[4]	“Harassment” generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, disparaging remarks, offensive jokes or slurs. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, all harassment negatively affects individual work performance and our workplace as a whole, and is not tolerated.

Be committed to ensuring the health and safety of fellow directors, officers and employees.

We all have the right to work in an environment that is safe and healthy. In this regard, employees must:

a.	comply strictly with all occupational, health and safety laws and internal procedures;

b.	not engage in illegal or dangerous behaviour, including any acts or threats of violence;

c.	not possess, distribute or be under the influence of illicit drugs while on company premises or when conducting company business; and

d.	not possess or use weapons or firearms or any type of combustible material in the company’s facilities, or at company-sponsored functions.

If you or someone you know is in immediate danger of serious bodily harm, first call local law enforcement authorities and then report the incident in accordance with the “Reports and Complaints” section of the Code.

Protect private personal information.

While at Brookfield, you may provide sensitive personal, medical and financial information. Those with access to this information have an obligation to protect it, and use it only to the extent necessary to do their work. Common examples of confidential employee information include: benefits information; compensation information; medical records; and contact information, such as a home address.

COMPLIANCE WITH LAWS, RULES, REGULATIONS AND POLICIES

Know and comply with all laws, rules, regulations and policies applicable to your position.

Many of the company’s activities are governed by laws, rules, regulations and policies that are subject to change. If you have questions about the applicability or interpretation of certain laws, rules, regulations or policies relevant to your duties at Brookfield you should consult with the company’s internal legal counsel. In the event a local law, custom or practice conflicts with the Code you must adhere to whichever is most stringent. If you know of any of our practices that may be illegal, you have a duty to report it. Ignorance of the law is not, in general, a defense to breaking the law. We expect you to make every reasonable effort to become familiar with the laws, rules, regulations and policies affecting your activities and to comply with them. If you have any doubts as to the applicability or interpretation of any of the above, you should obtain advice from the company’s internal legal counsel.

Do not trade in the company’s securities and in any other publicly-traded securities if you possess material non-public information

While at Brookfield, you may have access to or become aware of material non-public information, either about Brookfield Asset Management, a Controlled Affiliate or an unrelated publicly-traded entity. You must not use this information to gain a financial advantage for yourself or others, either by way of making a trade for yourself, “tipping” others on the information, or otherwise. Doing so is not only a violation of the Code that will result in immediate termination for cause, but is also a serious violation of securities laws and will expose any individuals involved to potential civil and criminal prosecution.

Prohibitions on trading in Brookfield securities may apply when a Brookfield entity is in a quarterly blackout period relating to the release of its earnings, or when it is in a special blackout period. Information on blackout periods can be obtained via the company’s intranet.

If you have questions about securities laws or the company’s internal trading policies and procedures, contact the company’s internal legal counsel or refer to the Personal Trading Policy.

Depending on your role at the company, you may have to pre-clear trades or avoid trading altogether.

All Employees who are physically situated in a Brookfield corporate office5 (currently, Toronto, Canada, New York, USA, London, UK, Rio de Janeiro, Brazil, Sydney, Australia, Dubai, UAE, Hong Kong and Mumbai, India) are known as Brookfield “Insiders” and must pre-clear their trades (and those of family members who live in the same dwelling) in both Brookfield and non-Brookfield securities (i.e. all tradeable securities). All non-employee directors must pre-clear trades in Brookfield securities only.

Note that employees who are actively involved at Brookfield in recommending or making investment decisions on an ongoing basis, and their family members who live in the same dwelling, are generally prohibited from making personal trades in all non-Brookfield securities. Such persons will be informed by the company of this status and must delegate their trades in non-Brookfield securities to a blind trust or a third party financial advisor who has full discretion over investment decisions.

For more information on trading preclearance and trading prohibitions, refer to the company’s Personal Trading Policy.

Do not give or receive bribes, including “facilitation payments”.

We value our reputation for conducting business with honesty and integrity. It is vital for us to maintain this reputation as it generates confidence in our business by our stakeholders, which ultimately means it is good for business. We do not pay bribes in furtherance of our business, either directly or indirectly, and you are not permitted to pay bribes on our behalf or authorize others to pay bribes on our behalf. This commitment comes from the highest levels of management and you must meet this standard. Facilitation payments6 are also a form of bribe, and are therefore not permitted. Refer to the company’s Anti-Bribery and Corruption Policy for further details.

Giving or receiving gifts/entertainment should be reasonable, and in certain cases prohibited.

Gifts and entertainment given to or received from persons who have a business relationship with the company are generally acceptable, if the gift or entertainment is modest in value, appropriate to the business relationship, and does not create an appearance of impropriety. No cash payments should be given or received. In addition, gifts must not be given to or received from public officials. Employees who do not comply with these requirements may be required to reimburse the company for the value of any gifts or benefits they make or receive on behalf of the company. Refer to the company’s Anti-Bribery and Corruption Policy for further details.

There may be restrictions on your political donations to candidates and political parties.

To ensure that we do not breach the law regarding political donations in any country, all political donations, no matter how small, made on behalf of the company (directly or indirectly) must be

[5]	See the weblink: http://www.brookfield.com/content/the_company/contact_us-26689.html for a list of exact office locations.
[6]	Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs. This does not include legally required administrative fees or fees to fast-track services.

approved in advance by the person(s) designated to approve such donations. Political donations made by individuals on their own behalf should comply with local laws and regulations. In the U.S., various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the company or made by individuals on their own behalf, which can carry significant penalties for the company for violations. The Brookfield U.S. Political Contributions Policy should be consulted and adhered to before making any political contributions in the U.S. on behalf of the company or by individuals on their own behalf.

We must prevent the use of our operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

The company is strongly committed to preventing the use of its operations for money laundering, the financing of terrorism, or other criminal activities, and will take appropriate actions to comply with applicable anti-money laundering laws. Jurisdictions may publish lists of individuals and organizations that the company is prohibited from accepting funds from or distributing funds to under applicable anti-money laundering laws. Employees are expected to use reasonable care to verify that counterparties are not owned or controlled by, or acting on behalf of, sanctioned governments, groups, individuals or others. This includes requiring counterparties to make anti-money laundering representations in documents with the company, which internal legal counsel can provide upon request. Each of the company’s business units is responsible for developing and implementing an anti-money laundering and economic sanctions compliance program, with a view to managing the risks of their business in this area.

REPORTS AND COMPLAINTS

You are strongly encouraged to make good faith reports and complaints.

Internal reporting is critical to the company’s success, and it is both expected and valued. You are required to be proactive and promptly report any suspected violations of the Code, or any illegal or unethical behavior that you become aware of. When making a report, please include specific details and back-up documentation where feasible in order to permit adequate investigation of the concern or conduct reported. Vague, nonspecific or unsupported allegations are inherently more difficult to pursue.

Employees should report violations of the Code to their supervisor, since their supervisor is generally in the best position to resolve the issue. Alternatively, you may contact the company’s internal legal counsel to report potential Code violations, or if you have any specific or general questions. Directors should promptly report violations to the Chair of their Board of Directors.

In the event you do not want to report violations to your supervisor or internal legal counsel, you can always report a complaint through the company’s reporting hotline.

Our reporting hotline (the “Reporting Hotline”) is managed by an independent third party called the Network. The Reporting Hotline allows anyone to call anonymously (if they so choose) to report suspected unethical, illegal or unsafe behaviour in English and other languages. The Reporting Hotline is available toll-free, 24 hours a day, 7 days a week. Refer to the “Contact Information” section of the Code for the Reporting Hotline phone numbers by jurisdiction.

Complaints will be kept confidential and will be dealt with appropriately.

The confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to applicable law. We would prefer that you identify yourself to facilitate our investigation of any report; however, you can make an anonymous report. The party receiving the complaint must record its receipt, document how the situation was dealt with and file a report with internal audit, which will be retained for the record. The Chief Internal Auditor will report all illegal and unethical conduct in violation of the Code to the appropriate Brookfield Board of Directors, or a committee thereof, and externally in accordance with applicable laws.

You will not experience retribution or retaliation for a complaint made in “good faith”.

No retribution or retaliation will be taken against any person who has filed a report based on the reasonable good faith belief that a violation of the Code has occurred or may in the future occur; however, making a report does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code. The company reserves the right to discipline you if you provide false information or make an accusation you know to be untrue. This does not mean that the information that you provide has to be correct, but it does mean that you must reasonably believe that the information is truthful and demonstrates a possible violation of the Code. If you believe that you have been unfairly or unlawfully retaliated against, you may file a complaint with your supervisor or the company’s internal legal counsel, or by calling the Reporting Hotline.

DISCIPLINARY ACTION FOR CODE VIOLATIONS

Please note that we reserve the right to take disciplinary action for Code violations that fits the nature and particular facts of the violation. This could, in the most severe circumstances, include immediate termination for cause and, if warranted, legal proceedings may be brought against you.

STATEMENT OF COMPLIANCE

Upon joining Brookfield, each director, officer and employee will be provided with a copy of the Code and required to sign an acknowledgement. On an annual basis, each director, officer and employee will be required to re-certify compliance with the Code. Annual execution of a Statement of Compliance with the Code shall be a condition of your continued directorship or employment with the company.

WAIVERS

A waiver of the Code will be granted only in very exceptional circumstances. A Code waiver for

Brookfield Asset Management’s employees, other than Brookfield Asset Management’s senior managing partners (“SMPs”), must be approved by the CEO. A Code waiver for Brookfield Asset Management’s Board of Directors or SMPs must be approved by the Chair of the Board. A Code waiver for a director, officer or employee of a Controlled Affiliate may granted in accordance with the policies of the Controlled Affiliate, as consistent with the Code.

AMENDMENTS

Brookfield Asset Management’s Board of Directors reviews and approves the Code on at least an annual basis and is ultimately responsible for monitoring compliance with the Code.

CONTACT INFORMATION

REPORTING HOTLINE

North America - 800-665-0831	Japan – 012-099-3307
Australia - 1800-152-863	Mexico – 01800-436-0065
Brazil - 0800-891-3867	New Zealand – 0800-443-938
China – 400-880-1042	Singapore – 1800-622-7248
Colombia – 01800-011-0149	South Korea – 0809-080-895
France - 0800-91-2964	Spain – 900-810-305
Hong Kong – 800-960-631	Switzerland – 0800-225-163
Ireland – 1800-946-551	United Kingdom - 0808-234-2210

Two-Stage Dialing:
India – 000-117, then 800-795-2716
Peru – 0-800-70-088, 0-800-50-000 or 0-800-50-288, then 800-795-2716
United Arab Emirates - 8000-021, 8000-051 or 8000-061, then 800-795-2716

Collect Worldwide – 770-613-6339
Online – http://brookfield.tnwreports.com/

INTERNAL CONTACTS – BROOKFIELD ASSET MANAGEMENT

Internal Legal Counsel	Chief Executive Officer
A.J. Silber	J. Bruce Flatt
Vice President, Legal Affairs & Corporate Secretary	Brookfield Place, Suite 181 Bay Street, Suite 300
Brookfield Place, Suite 181 Bay Street, Suite 300	Toronto, Ontario M5J 2T3
Toronto, Ontario M5J 2T3	Email: bflatt@brookfield.com
Email: aj.silber@brookfield.com	Telephone: (416) 363-9491
Telephone: (416) 359-8598

Chief Internal Auditor	Chair of the Board
Richard Maingot	The Hon. Frank J. McKenna
Brookfield Place, Suite 181 Bay Street, Suite 300	Brookfield Place, Suite 181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3	Toronto, Ontario M5J 2T3
Email: richard.maingot@brookfield.com	Telephone: (416) 363-9491
Telephone: (416) 369-2741

LEGAL NOTICE

The company reserves the right to modify, suspend or revoke the Code and any related policies, procedures, and programs at any time. The company also reserves the right to interpret and amend the Code and these policies in its sole discretion. Any amendments to the Code will be disclosed and reported as required by applicable law.

The company employs unionized employees. If the Code conflicts with a collective bargaining agreement governing the wages and/or conditions of employment for unionized employees, the collective bargaining agreement will prevail; if a collective bargaining agreement is silent with respect to an area addressed in the Code, or if the Code supplements a collective bargaining agreement, unionized employees are expected to abide by the Code.

Neither the Code, nor any of the policies referred to herein, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the company, establish conditions of employment for the employee, or create an express or implied contract of any kind between employees and the company. In addition, the Code does not modify the employment relationship between employees and the company.

The Code is posted on our website and intranet. The version of the Code on our website and intranet may be more current and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.